UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Farmers and Merchants Bancshares, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

308856103
(CUSIP Number)

Barry J. Renbaum 3921 Butler Road Reisterstown, Maryland 21136 (410) 526-1453
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2024
(Date of Event which Requires Filing of this Statement)

Cusip No. 308856103	Schedule 13D/A	Page 2 of 9 Pages

1	Name of Reporting Person
Barry J. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares
	8	Shared Voting Power
314,617 (1)
	9	Sole Dispositive Power
0 Shares
	10	Shared Dispositive Power
314,617 (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
314,617 Shares (1)
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]
13	Percent Of Class Represented By Amount In Row (11)
9.9% or > 9.9% or < 9.9% (2)
14	Type Of Reporting Person
IN

(1) The referenced shares owned in joint tenancy by Barry and Carol Renbaum include 6685 shares erroneously purchased by Issuer’s transfer agent on June 21 pursuant to participation in a dividend reinvestment plan that the Reporting Persons had previously terminated. Upon learning of the unauthorized share acquisition on July 1, Reporting Persons informed appropriate state and federal banking authorities that a formal demand to rescind the improper share purchase nunc pro tunc would be served on the transfer agent. On July 19, Reporting Persons filed applications with banking regulators to retain the shares. See, Important Note, Exhibit B, infra at Page 9.

(2) The estimated range of ownership percentage based upon 3,116,966 shares of Common Stock outstanding on March 31, 2024 plus a yet-to-be disclosed number of new shares issued on June 21 to participants enrolled in Issuers’ dividend reinvestment plan. See foot-note (1), above.

Cusip No. 308856103	Schedule 13D/A	Page 3 of 9 Pages

1	Name of Reporting Person
Carol E. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares (1)
	8	Shared Voting Power
314,617 (1)
	9	Sole Dispositive Power
0 Shares (1)
	10	Shared Dispositive Power
314,617 (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
314,617 Shares (1)
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]
13	Percent Of Class Represented By Amount In Row (11)
9.9% or > 9.9% or < 9.9% (2)
14	Type Of Reporting Person
IN

(1) The referenced shares owned in joint tenancy by Barry and Carol Renbaum include 6685 shares erroneously purchased by Issuer’s transfer agent on June 21 pursuant to participation in a dividend reinvestment plan that the Reporting Persons had previously terminated. Upon learning of the unauthorized share acquisition on July 1, Reporting Persons informed appropriate state and federal banking authorities that a formal demand to rescind the improper share purchase nunc pro tunc would be served on the transfer agent. On July 19, Reporting Persons filed applications with banking regulators to retain the shares. See, Important Note, Exhibit B, infra at Page 9.

(2) The estimated range of ownership percentage based upon 3,116,966 shares of Common Stock outstanding on March 31, 2024 plus a yet-to-be disclosed number of new shares issued on June 21 to participants enrolled in Issuers’ dividend reinvestment plan. See foot-note (1), above.

Cusip No. 308856103	Schedule 13D/A	Page 4 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”) of Farmers and Merchants Bancshares, Inc., a Maryland corporation (“Issuer”). The principal executive office of the Issuer is located at 4510 Lower Beckleysville Road, Suite H in Hampstead, Maryland 21074.

Item 2. Identity and Background.

(a)       Reference is made to the statement on Schedule 13D originally filed by Barry J. Renbaum and Carol E. Renbaum with the Securities and Exchange Commission (“Commission”) on December 19, 2022 and the amendments thereto filed with the Commission on May 15, 2023, August 14, 2023, December 20, 2023, and July 8, 2024 (the “Prior Filings”) with respect to the Common Stock of Issuer. This Amendment No. 5 to the Prior Filings amends and supplements the latter to provide the additional information set forth herein. Barry J. Renbaum and Carol E. Renbaum (collectively referred to here as the, “Reporting Persons”) are husband and wife and own the Common Stock to which this amended Schedule 13D relates as joint tenants. Each have agreed to file this statement jointly in an agreement entered into on June 1, 2023 pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended. The aforesaid joint filing agreement is attached here as Exhibit A and is hereby and herein incorporated by reference. The Prior Filings are also incorporated herein by reference and are amended herein as appropriate.

(b)       The address of the principal office of Reporting Persons is 3921 Butler Road, Reisterstown, Maryland located in Baltimore County, 21136.

(c)       The Reporting Persons are husband and wife and manage a jointly owned portfolio of securities traded in the public markets at the address specified in (b), above.

(d)-(e) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body or competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)       The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock held by the Reporting Persons to which this amended Schedule 13D relates were purchased using their personal funds in open market transactions and through the Issuer’s dividend reinvestment plan for shareholders. Stock purchases made by the Reporting Persons since their most recently filed statements are reported in attached Exhibit B, which is incorporated herein by reference.

Cusip No. 308856103	Schedule 13D/A	Page 5 of 9 Pages

Item 4. Purpose of Transaction

Item 4 of the Prior Filings are hereby and herein incorporated by reference into this Item 4. As represented in Item 4 of the Prior Filings, Reporting Persons presently have no plans or proposals that would relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D save that which were explicitly set in Prior Filings, including the disclosure set forth in Item 4 of the Fourth Amended Schedule 13D filed with the Commission on July 8, 2024 referencing, among other material events, Reporting Persons’ filing of Notices of Change in Control in concert with their son, Bryan Renbaum with state and federal banking regulators seeking permission to acquire 24.9% of Issuer’s common stock and their intention to sponsor up to three candidates for election to Issuers’ board of directions at the April meeting of shareholders. This Fifth Amended Schedule 13D discloses that the Reporting Persons filed a Notice of Change in Control with the Federal Reserve Bank of Richmond and the Maryland Office of the Commissioner of Financial Regulation for permission to retain ownership of the 6685 shares of Issuer’s stock that had been purchased without authority on their behalves on June 21 by the third party administrator of Issuer’s dividend-reinvestment plan. See, Important Note, Exhibit B, infra at Page 9.

Item 5. Interest in Securities of Issuer.

(a)         As of the close of business on July 19, 2024, the Reporting Persons were nominal owners of record of 314,617 shares of Issuer’s Common Stock. Included among the foregoing share count are 6685 shares erroneously purchased by Issuers’ transfer agent on June 21, 2024 under color of an authorization that had been previously revoked. Because the Issuer has yet to disclose the increase in its outstanding shares occurring on June 21, Reporting Persons cannot presently determine their percentage of ownership interest in Issuer.

Even were the number of new shares issued on that date disclosed by Issuer, the ownership interest calculated by the Reporting Persons would, at best, be tentative given their pending applications to retain ownership of the 6685 shares and, if applicable, any subsequent demand on the transfer agent to rescind its unauthorized purchase of those shares. In accordance with their status as joint co-owners of said Common Stock, each spouse owns a direct, albeit indivisible, interest in the aforementioned 314,617 shares of Issuer’s stock and share the power to vote those securities as well as the power to dispose of them. During the pendency of their applications to retain ownership of the referenced 6685 shares of Issuer’s stock and any subsequent demand that the plan administrator rescind the unauthorized share acquisition, Reporting Persons will not vote or otherwise take any action with respect to the tainted shares. The second and third pages covering this amended Schedule 13D sets forth in rows (11) and (13), respectively, the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons inclusive of the referenced 6685 share purchase; and, a range of estimated ownership percentages that is necessarily speculative in nature.

(b)        Barry J. Renbaum and his wife, Carol E. Renbaum, share the power to vote or to direct the vote, and to dispose or to direct the disposition of the 314,617 shares of Common Stock referenced in and limited by paragraph (a), directly above.

(c). The transactions in the shares of Common Stock conducted by the Reporting Persons since their most recent filing of an amended Schedule 13D are set forth in Exhibit B, which is attached hereto and is incorporated herein by reference.

(d)        No persons other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from the securities beneficially owned by the Reporting Persons. No persons other than the Reporting Persons are known to the right to receive or the power to direct the receipt of the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)        Not Applicable.

Cusip No. 308856103	Schedule 13D/A	Page 6 of 9 Pages

Item 6. Contracts, Arrangements, Understandings, or Relationships Respecting Securities of Issuer.

On June 1, 2023, the Reporting Persons executed a revised Joint Filing Agreement in which each agreed to the joint filing on behalf of each of them of Schedule 13D with respect to the Common Stock of the Issuer. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference. The information set forth in Item 4 hereof is also hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 herein and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, guarantees or divisions of profit or loss, or the giving or withholding of proxies. Also see, Item 4, supra, regarding Respondents’ filing of a Notice of Change in Bank Control with state and federal banking authorities.

Item 7. Material To Be Filed as Exhibits.

(a) Exhibit A: Joint Filing Agreement dated June 1, 2023.

(b) Exhibit B: Interim Stock Transactions

Cusip No. 308856103	Schedule 13D/A	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete, and correct.

Date: July 22, 2024	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: July 22 2024	/s/ Carol E. Renbaum
Carol E. Renbaum

Cusip No. 308856103	Schedule 13D/A	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement

(Revised on June 1, 2023)

This joint filing agreement (the “Agreement”) is made and entered into on the first (1st) day of June, 2023 by and between Barry J. Renbaum and Carol E. Renbaum in consideration of their reciprocal promises in connection with and pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

The undersigned parties hereby consent to the joint filing with each other and on behalf of one another of a single Schedule 13D statement, including any future amendments thereto, with respect to their joint ownership of the common stock (par value $0.01 per share) of Farmers and Merchants Bancshares, Inc. beneficially and jointly owned by each of them.

Said undersigned parties further agree that each of them is responsible for the timely filing of such schedule and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that neither such party is responsible for the completeness or accuracy of information concerning the other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned further agree that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13D joint filings referenced herein.

Date: June 1, 2023	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: June 1, 2023	/s/ Carol E. Renbaum
Carol E. Renbaum

Cusip No. 308856103	Schedule 13D/A	Page 9 of 9 Pages

EXHIBIT B

Interim Stock Transactions

(December 13, 2023 to July 8, 2024)

Date of Purchase	Transaction Type	Number of Shares	Price Per Share
June 21, 2024	Dividend Reinvestment	6685	$16.00

IMPORTANT NOTE

On June 21, 2024, AST Financial, Inc., the transfer agent for Issuer, used the cash proceeds from a dividend distribution to fund the purchase of additional shares of Bancshares stock under color of an authority that the Reporting Persons had previously revoked. On June 12, Reporting Persons instructed AST Financial to terminate their enrollment in Issuer’s dividend-reinvestment program. As evidenced in an on-line statement of account published the following day, AST confirmed that it had disenrolled the Reporting Persons from Bancshares reinvestment plan effective June 13.

On July 1, the Reporting Persons received a printed statement of account from AST noticing the agent’s June 21 purchase of 6685 shares of Bancshares stock and the concomitant crediting of those shares to the joint account they maintained at the transfer agent.

As stated in Item 4 of this amended Schedule 13D, Reporting Persons filed Notices of Change in Control with the Federal Reserve Bank of Richmond and the Maryland Office of Commissioner of Financial Regulation on July 19 for permission to retain the 6685 shares of Issuer’s stock that AST had erroneously credited to their joint account. In the event that either of the aforementioned regulators deny the respective applications, Reporting Persons will serve AST Financial with a formal demand to rescind nunc pro tunc the unauthorized purchase of 6685 shares.